

October 19, 2012

<u>Via E-mail</u>
Mark Weinreb
Chief Executive Officer
BioRestorative Therapies, Inc.
555 Heritage Drive
Jupiter, Florida 33458

> **Re: BioRestorative Therapies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2012**
> **File No. 000-54402**

Dear Mr. Weinreb:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ David Link for

                      John Reynolds
                      Assistant Director

cc: Fred Skolnik, Esq.
         Certilman Balin Adler & Hyman, LL